FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:      June 2009

Commission File Number:      000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1           News Release dated June 24, 2009
Document 2           Material Change Report dated June 24, 2009

Document 1

#711-675 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6B 1N2
TELEPHONE: 604-685-2222
FAX: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: June 24, 2009	TSX-V:AGX

AMADOR GOLD CORP: HORWOOD GOLD PROJECT
EXPLORATION UPDATE

NEW GOLD VEIN DISCOVERIES IN CLOSE PROXIMITY TO BEND ZONE

VANCOUVER, BC – Amador Gold Corp. (TSX-V:AGX) (the “Company”) is pleased to announce that recent exploration programs have identified the presence of gold mineralization within a variety of structurally controlled geological environments at the Horwood Property situated approximately 75 kilometers southwest of Timmins, Ontario.

Based on results to date, the Company believes the Horwood Property has significant potential to host economic gold mineralization within both altered carbonate-silica-pyrite-rich zones within porphyritic phases of the Horwood Peninsula Pluton (HPP) and quartz veins located close to the HPP in the footwall mafic volcanic flows. The property also hosts VMS-style (volcanogenic massive sulphide) mineralization discovered while testing an airborne VTEM anomaly during the 2008 drilling program.

More than 90% of the Horwood Property is covered by overburden, which hindered exploration efforts during the historic gold-mining boom in the Timmins region. More recent work programs include a 1995 drilling program by Haddington Resources Ltd., which intersected 11.66 grams/tonne gold over 1.45 meters while testing the updip projection of an earlier drill intersection of 1.44 grams/tonne gold over 1.0 meter.

o	A Mise A La Masse survey indicates that the gold-sulphide zone intersected by Haddington’s previous drilling program trends in a general easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters. The strike extensions of this zone are yet to be drill tested.

o	Two grab samples taken from a trench near these drill holes returned values of 3.33 grams gold per tonne and 3.02 grams gold per tonne respectively. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled.

Amador’s initial exploration efforts at Horwood focused on the Bend and Gabbro Zones discovered in late 2006. More recent sampling programs have revealed the presence of new gold-vein discoveries in close proximity to the Bend Zone.

o	Two grab samples spaced five meters apart returned assays of 6.12 grams gold per tonne and 4.92 grams gold per tonne, respectively. These samples were discovered approximately 50 meters east and 100 meters south of drill hole AGX-08-17 which returned an assay of 12.35 grams per tonne gold over 2.4 meters (reported in Feb 29, 2008 press release).

The recently discovered gold showings are described as occurring within a series of stacked en echelon quartz veins. Previous drilling in the area has confirmed the presence of a series of anomalous gold mineralization in mafic flows and mafic intrusives. Within these wide zones are stacked en echelon quartz carbonate veins where gold appears to be more concentrated, however gold mineralization occurs ubiquitously throughout the altered wallrock as well. Recent sampling to the south indicates that gold mineralization at Horwood may be more widespread than previously thought.

Amador plans to continue trenching and/or drill-testing the gold-bearing zones on strike and at depth in order to identify higher concentrations of gold in high-grade shoots or extensive low-grade zones amenable to open-pit mining. Along with the newly discovered gold showings, the Gabbro and Bend Zones remain important exploration targets as gold mineralization has not been tested at depth on either of these zones.

Ongoing exploration will be guided by a newly revised structural interpretation of the Horwood Peninsula, which proposes that a number of gold occurrences in the area may be linked to dilatent fracture systems within large-scale fold noses.

The Company is currently compiling information and will be releasing a summary map and diagram of the Horwood Gold Project on its website in the near future.

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for the Company’s Horwood Project. Project supervision is by Charles Hartley and the contents of this news release has been reviewed and approved by Peter Caldbick.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada, including the Loveland gold-copper-nickel project which recently completed its spring drill program.

For information on active projects and to see Smartstox interviews with Company president, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Phone: Email: Website:	Kevin Hull, Investor Relations (604) 685-2222 info@amadorgold.com www.amadorgoldcorp.com
AGORACOM Investor Relations: Email: Website:	AGX@agoracom.com http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To:	British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Item 1.      Name and Address of Company - Amador Gold Corp., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.      Date of Material Change – June 24, 2009.

Item 3.      News Release – News Release issued June 24, 2009, at Vancouver, BC.

Item 4.      Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) announces that recent exploration programs have identified the presence of gold mineralization within a variety of structurally controlled geological environments at the Horwood Property situated approximately 75 kilometers southwest of Timmins, Ontario.

Item 5.      Full Description of Material Change –announces that recent exploration programs have identified the presence of gold mineralization within a variety of structurally controlled geological environments at the Horwood Property situated approximately 75 kilometers southwest of Timmins, Ontario.

Based on results to date, the Company believes the Horwood Property has significant potential to host economic gold mineralization within both altered carbonate-silica-pyrite-rich zones within porphyritic phases of the Horwood Peninsula Pluton (HPP) and quartz veins located close to the HPP in the footwall mafic volcanic flows. The property also hosts VMS-style (volcanogenic massive sulphide) mineralization discovered while testing an airborne VTEM anomaly during the 2008 drilling program.

More than 90% of the Horwood Property is covered by overburden, which hindered exploration efforts during the historic gold-mining boom in the Timmins region. More recent work programs include a 1995 drilling program by Haddington Resources Ltd., which intersected 11.66 grams/tonne gold over 1.45 meters while testing the updip projection of an earlier drill intersection of 1.44 grams/tonne gold over 1.0 meter.

o	A Mise A La Masse survey indicates that the gold-sulphide zone intersected by Haddington’s previous drilling program trends in a general easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters. The strike extensions of this zone are yet to be drill tested.

o	Two grab samples taken from a trench near these drill holes returned values of 3.33 grams gold per tonne and 3.02 grams gold per tonne respectively. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled.

Amador’s initial exploration efforts at Horwood focused on the Bend and Gabbro Zones discovered in late 2006. More recent sampling programs have revealed the presence of new gold-vein discoveries in close proximity to the Bend Zone.

o	Two grab samples spaced five meters apart returned assays of 6.12 grams gold per tonne and 4.92 grams gold per tonne, respectively. These samples were discovered approximately 50 meters east and 100 meters south of drill hole AGX-08-17 which returned an assay of 12.35 grams per tonne gold over 2.4 meters (reported in Feb 29, 2008 press release).

The recently discovered gold showings are described as occurring within a series of stacked en echelon quartz veins. Previous drilling in the area has confirmed the presence of a series of anomalous gold mineralization in mafic flows and mafic intrusives. Within these wide zones are stacked en echelon quartz carbonate veins where gold appears to be more concentrated, however gold mineralization occurs ubiquitously throughout the altered wallrock as well. Recent sampling to the south indicates that gold mineralization at Horwood may be more widespread than previously thought.

Amador plans to continue trenching and/or drill-testing the gold-bearing zones on strike and at depth in order to identify higher concentrations of gold in high-grade shoots or extensive low-grade zones amenable to open-pit mining. Along with the newly discovered gold showings, the Gabbro and Bend Zones remain important exploration targets as gold mineralization has not been tested at depth on either of these zones.

Ongoing exploration will be guided by a newly revised structural interpretation of the Horwood Peninsula, which proposes that a number of gold occurrences in the area may be linked to dilatent fracture systems within large-scale fold noses.

The Company is currently compiling information and will be releasing a summary map and diagram of the Horwood Gold Project on its website in the near future.

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for the Company’s Horwood Project. Project supervision is by Charles Hartley and the contents of this news release has been reviewed and approved by Peter Caldbick.

Item 6.      Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7.      Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8.      Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9.      Date of Report – Dated at Vancouver, British Columbia, this 24th day of June 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP. (Registrant)
Date: June 26, 2009	By: /s/ Beverly J. Bullock Beverly J. Bullock, Corporate Secretary